                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                  FORM 11-K
                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                              -----------------

(Mark One):

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
----- 1934.
For the fiscal year ended December 31, 2000.

                                      OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ---- EXCHANGE ACT OF 1934.
For the transition period from __________________ to _________________

Commission file number: 0-1502

        A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                        AMERICAN GREETINGS RETIREMENT
                       PROFIT SHARING AND SAVINGS PLAN


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        AMERICAN GREETINGS CORPORATION
                              ONE AMERICAN ROAD
                            CLEVELAND, OHIO 44144

                              -----------------

                             REQUIRED INFORMATION

        The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan"):

        1. Audited statements of net assets available for benefits as of December 31, 2000 and 1999.

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        2.     Audited statements of changes in net assets available for
benefits for the years ended December 31, 2000 and 1999.

                        EXHIBITS
Exhibit No.

23                Consent of Independent Auditors


                                  SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        AMERICAN GREETINGS RETIREMENT
                                        PROFIT SHARING AND SAVINGS PLAN


June 29, 2001                           By: /s/ William S. Meyer
                                           ------------------------------
                                           Name:  William S. Meyer
                                           Title: Senior Vice-President
                                                  and Chief Financial Officer


                                     -2-
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AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

American Greetings Retirement Profit Sharing and Savings Plan

Years Ended December 31, 2000 and 1999
with Report of Independent Auditors

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

             Audited Financial Statements and Supplemental Schedule


                     Years Ended December 31, 2000 and 1999




                                TABLE OF CONTENTS

Report of Independent Auditors ...........................................  1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...........................  2
Statements of Changes in Net Assets Available for Benefits................  3
Notes to Financial Statements ............................................  4


SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)...........  9

                         Report of Independent Auditors


Administrative Committee of the American Greetings
   Retirement Profit Sharing and Savings Plan
Cleveland, Ohio


We have audited the accompanying statements of net assets available for benefits of American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Cleveland, Ohio
June 25, 2001


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


                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                 Statements of Net Assets Available for Benefits

                                                      DECEMBER 31
                                                2000                 1999
                                           ---------------------------------
ASSETS
Investments, at fair value                 $ 758,108,094     $ 799,942,404

Contribution receivables:
   Employer                                    5,175,320        16,374,521
   Participants                                1,545,420         1,063,261
                                           ---------------------------------
Total receivables                              6,720,740        17,437,782
                                           ---------------------------------
Net assets available for benefits          $ 764,828,834     $ 817,380,186
                                           =================================

                                                                               2
See notes to financial statements.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                                     FOR THE YEAR ENDED
                                                                                        DECEMBER 31
                                                                                   2000                 1999
                                                                          ------------------------------------------
ADDITIONS
Investment income:
   Net (depreciation) appreciation in fair value
     of investments                                                        $     (49,317,838)  $      55,113,140
   Interest and dividends                                                         41,345,906          43,604,537
   Dividends from American Greetings
     Corporation common stock                                                      1,425,117             989,679
   Contributions:
     Participants                                                                 18,940,547          16,686,347
     Employer                                                                      5,175,320          16,374,521
                                                                          ------------------------------------------
Total additions                                                                   17,569,052         132,768,224

DEDUCTIONS
Benefits paid directly to participants                                            60,638,256          54,997,190
Transfer to AmericanGreetings.com 401(k) Plan                                      9,423,222                   -
Administrative expenses                                                               58,926              53,073
                                                                          ------------------------------------------
Total deductions                                                                  70,120,404          55,050,263
                                                                          ------------------------------------------
Net (decrease) increase                                                          (52,551,352)         77,717,961
Net assets available for benefits at
   beginning of year                                                             817,380,186         739,662,225
                                                                          ------------------------------------------
Net assets available for benefits
   at end of year                                                          $     764,828,834   $     817,380,186
                                                                          ==========================================


See notes to financial statements.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                          Notes to Financial Statements

                     Years Ended December 31, 2000 and 1999


A.   DESCRIPTION OF PLAN

The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all full-time non-union employees and certain union employees of American Greetings Corporation (the "Corporation") and domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Corporation contributes 8% of its consolidated domestic pretax profits (as defined), excluding dividends and gains and losses from capital assets and foreign currency transactions, to the Plan. Additional amounts may be contributed at the option of the Corporation's Board of Directors. No additional contributions were made in 2000 or 1999.

Additionally, participants may contribute 2% to 15% of pretax annual compensation (401(k) contributions), as defined in the Plan. The Corporation may restrict individual contributions below 15% in order to meet certain governmental limitations. The Corporation contributes 40% of the first 6% of pretax annual compensation that a participant contributes to the Plan, provided that the Corporation achieves certain predetermined financial goals. The Corporation made no matching contribution in 2000. All contributions are invested in accordance with the participants' investment elections.

Participants direct the investment of their accounts, together with their share of the Corporation's annual contributions, in increments of 10% to any of the investment options offered under the Plan.


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

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements (continued)

A. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS AND VESTING

Each participant's account is credited with the participant's 401(k) contributions and allocations of (a) the Corporation's profit sharing contribution and 401(k) match and (b) Plan earnings. Allocations are based on participant compensation, participant elections, or account balances, as defined. Individuals who have retired or terminated employment with the Corporation do not participate in the Corporation's contribution to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in both their and the Corporation's contributions, plus actual earnings thereon.

PARTICIPANT LOANS

Participants may borrow against their elected deferred contributions or rollover contributions, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from six to sixty months. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent at the time of the loan origination. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

At the time of a participant's retirement or termination of service, the participant may elect to receive a lump sum payment or to be paid in monthly, quarterly or annual installments.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements (continued)


B. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common stock of the Corporation is valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements (continued)


C. INVESTMENTS

The Plan's investments are held by Vanguard Fiduciary Trust Company, Trustee of the Plan. The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                                              DECEMBER 31
                                                                       2000                 1999
                                                            -------------------------------------------

       Vanguard Index Trust--500 Portfolio                     $    178,405,325    $     207,526,458
       Vanguard/PRIMECAP Fund                                       265,756,074          251,154,480
       Vanguard/Wellington Fund                                      47,350,415           52,122,652
       Vanguard Money Market Reserves
          Prime Portfolio                                            67,919,463           77,209,264
       Vanguard Total Bond Market Index Fund                        130,459,040          139,497,281

During the years ended December 31, 2000 and 1999, the Plan's investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

                                                                    2000                 1999
                                                            -------------------------------------------

       Registered Investment Companies                        $    (25,694,228)     $     72,115,878
       Common Stock of American
          Greetings Corporation                                    (23,623,610)          (17,002,738)
                                                            -------------------------------------------
       Total net (depreciation) appreciation
          in fair value of investments                        $    (49,317,838)     $     55,113,140
                                                            ===========================================

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements (continued)

D. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 24, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

E. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held 1,441,816 Class A shares and 900,000 Class B shares of American Greetings Corporation common stock at December 31, 2000 (520,601 and 900,000 shares, respectively, at December 31, 1999). The Plan received dividends from the Corporation's stock of $1,425,117 and $989,679 in 2000 and 1999, respectively. Class B shares are not publicly traded. The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Accounting, legal and certain other administrative fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings.

F. TRANSFERS OF ASSETS FROM OTHER PLANS

On March 9, 2000, the Corporation acquired Gibson Greetings, Inc. Effective December 31, 2000, the Gibson Greetings, Inc. 401(k) Plan was merged with the Plan and total assets of approximately $21 million were transferred to the Plan on January 31, 2001. In addition, the Corporation acquired CPS Corporation on July 13, 2000. Effective December 31, 2000, the CPS Corporation of Delaware Personal Retirement Savings Plan and the CPS Corporation Henderson Hourly Employee Savings Plan were merged with the Plan and total assets of approximately $9 million were transferred to the Plan on April 2, 2001.


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


                               American Greetings
                   Retirement Profit Sharing and Savings Plan
                            EIN: 34-0065325 Plan #001

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2000


                                                                        DESCRIPTION OF INVESTMENT
                                                                         INCLUDING MATURITY DATE,
                   IDENTITY OF ISSUE, BORROWER,                             RATE OF INTEREST,                CURRENT
                      LESSOR OR SIMILAR PARTY                             PAR OR MATURITY VALUE               VALUE
----------------------------------------------------------------------------------------------------------------------------

VALUE OF INTEREST IN REGISTERED INVESTMENT COMPANIES

*Vanguard Index Trust--500 Portfolio                                          1,464,019 shares           $    178,405,325
*Vanguard/PRIMECAP Fund                                                       4,401,392 shares                265,756,074
*Vanguard/Wellington Fund                                                     1,678,498 shares                 47,350,415
*Vanguard Money Market Reserves Prime Portfolio                              67,919,463 shares                 67,919,463
*Vanguard Total Bond Market Index Fund                                       13,098,297 shares                130,459,040
*Vanguard/Windsor II                                                            749,270 shares                 20,380,148
*Vanguard/Wellesley Income Fund                                                 388,397 shares                  7,900,004
*Vanguard International Growth Portfolio                                        458,651 shares                  8,654,753
*Vanguard Extended Market Index Fund                                            288,004 shares                  7,666,668
                                                                                                       ---------------------
Total value of interest in registered investment companies                                                    734,491,890

EMPLOYER-RELATED INVESTMENTS

*American Greetings Corp. Class A Common Stock                                1,441,816 shares                 13,607,139
*American Greetings Corp. Class B Common Stock                                  900,000 shares                  8,493,750
                                                                                                       ---------------------
Total employer-related investments                                                                             22,100,889

*LOANS TO PARTICIPANTS                                                         8 % to 10%,
                                                                            Matures 1-5 years                   1,515,315
                                                                                                       ---------------------
                                                                                                         $    758,108,094
                                                                                                       =====================


* Indicates party-in-interest to the Plan.

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